Exhibit 4.7

ENDAVA

ENDAVA 2018 INTERNATIONAL SHARESAVE PLAN: INTERNATIONAL SUB-PLAN TO THE ENDAVA 2018 SHARESAVE PLAN

Adopted by the Board on 24 October 2018

COOLEY (UK) LLP, DASHWOOD, 69 OLD BROAD STREET, LONDON EC2M 1QS, UK
T: +44 (0) 20 7583 4055 F: +44 (0) 20 7785 9355 WWW.COOLEY.COM

4393415

CONTENTS

Clause    Page

1.Interpretation    1
2.Issue of Invitations    3
3.Scheme Limits    3
4.Terms of Savings Arrangements and Options    4
5.Settlement of exercised Options    7
6.Administration and amendment    7
7.Governing law    8
8.Jurisdiction    8
9.Data privacy    8

THE ENDAVA INTERNATIONAL SUB-PLAN TO THE ENDAVA 2018 SHARESAVE PLAN

This sub-plan (the “International Sub-Plan”) to the Endava 2018 Sharesave Plan (the “Plan”) governs the grant of Options to Eligible Employees resident outside the United Kingdom, and has been adopted in accordance with Section 23.3 of the Plan. Except as modified in accordance with the provisions of this International Sub-Plan, the International Sub-Plan incorporates all the provisions of the Plan, including but not limited to those relating to overall limits on grant (rule 12), takeovers and other corporate events (rule 19), rollover (rule 20), and variation of share capital (rule 21).
For the purposes of the International Sub-Plan, the provisions of the Plan shall operate subject to the following modifications:-

1.	Interpretation

1.1	Any capitalized terms not already defined in the Plan shall be as defined in the International Sub-Plan.
1.2    For the purposes of the International Sub-Plan, the following definitions of the Plan shall be replaced as set out below:
Adoption Date: the date of the adoption of the International Sub-Plan by the Board.
Eligible Employee: a person who satisfies the following conditions:

(a)	an employee of a Participating Company who is resident in (or otherwise subject to the tax laws of) a territory outside the United Kingdom; and

(b)	on the relevant Grant Date, meets any qualifying period of continuous service with a Participating Company that the Board may from time to time specify in relation to the Plan.
Exercise Price: the price (which shall be in US dollars) at which each Share subject to an Option may be acquired on the exercise of that Option, which (subject to rule 21 of the Plan):

(a)	if Shares are to be newly issued to satisfy the exercise of the Option, may not be less than the nominal value of a Share; and

(b)	may not be less than 80% of the Market Value of a Share on the relevant Invitation Date.
Option: means a right to acquire Shares pursuant to the International Sub-Plan.
Savings Arrangement: an arrangement pursuant to which an Option Holder agrees to make Monthly Contributions into an account of the Option Holder’s election for the purposes of the International Sub-Plan, or such other savings arrangement relating to an Option which has been approved by the Board for the purposes of the International Sub-Plan.

1.3	For the purposes of the International Sub-Plan, the following definitions are included:
Maturity Date: in relation to any Option or application for an Option, such date or dates as are stipulated by the Board in the invitation to apply for the Option or in any explanatory material relating to the Option.
Maximum Monthly Contribution: such US dollar amount as the Board shall from time to time determine, subject to the US dollar equivalent of a maximum of £500 or such greater amount as is for the time being permitted by the Board under the Plan or (where the Monthly Contribution is expressed in a Nominated Currency) the Nominated Currency equivalent thereof (calculated by reference to the USD/Nominated Currency FX Rate).
Minimum Monthly Contribution: such US dollar amount as the Board shall from time to time determine or (where the Monthly Contribution is expressed in a Nominated Currency) the Nominated Currency equivalent thereof (calculated by reference to the USD/Nominated Currency FX Rate).
Monthly Contribution: the monthly sum which shall not be less than the Minimum Monthly Contribution nor more than the Maximum Monthly Contribution which an Option Holder has elected to save under his Savings Arrangement which may be expressed either in US dollars or, at the discretion of the Board, in a Nominated Currency the amount of which shall be calculated by reference to a specified USD Reference Monthly Contribution using the USD/Nominated Currency FX Rate.
Nominated Currency: any currency nominated by the Board pursuant to Rule 2.1.
Nominee: a third party nominated by the Board to hold Shares for the purposes of Rule 5.
Option Costs: mean, in respect of an Option, an amount equal to the aggregate Exercise Price due on exercise of that Option, plus an amount equal to the US dollar equivalent of the Withholding Taxation liability in respect of such Option, plus an amount equal to the reasonable costs in US dollars (as determined in the Board’s discretion from time to time) incurred in relation to the satisfaction of such Option.
Participating Company: the Company or any Eligible Company which is designated by the Board as participating in the International Sub-Plan.
Sharesave Scheme: any savings-related share option scheme established by the Company.
Taxation: means all forms of taxation whether of the United Kingdom or elsewhere whenever imposed and all other statutory, governmental, state, provincial, local governmental or municipal impositions, duties, rates and levies and all penalties, charges, costs and interest relating to any such matters.
USD Reference Monthly Contribution: means the monthly sum, expressed in US dollars, which shall not be less than the Minimum Monthly Contribution nor more than the Maximum Monthly Contribution which an Option Holder has elected to save under his Savings Arrangement and by reference to which the actual Monthly Contribution in a Nominated Currency shall be calculated.
USD/Nominated Currency FX Rate: means the rate of exchange as between US dollars and the relevant Nominated Currency determined at the Invitation Date pursuant to Rule 2.1 or such other rate as the Board may from time to time determine pursuant to Rule 4.6.
Withholding Taxation: means any amount of Taxation for which an Option Holder would or may be liable in relation to an Option and for which a Participating Company would or may be obliged to account to any relevant tax authority.

2.	Issue of Invitations

2.1
In addition to the provision of rule 3 of the Plan, the Board may nominate any currency other than US dollars in which Eligible Employees may elect to save pursuant to Rule 4.1, and may determine a USD/Nominated Currency FX Rate for such Nominated Currency which shall be used at the Invitation Date for the purpose of calculating the Nominated Currency equivalent of the USD Reference Monthly Contribution. At any time, there may be more than one currency nominated pursuant to this Rule.

2.2
Subject to the specific provisions contained in these Rules, the form and manner of invitations to apply for Options, the form of any Savings Arrangement, the Maturity Dates of the Options, and the maximum number of Shares in respect of which invitations are made on any day, shall be at the absolute discretion of the Board.

2.3
If an Eligible Employee wishes to apply for an Option he must deliver to the Company a form of application as prescribed by the Board together with a duly completed and signed application for a Savings Arrangement (or such other documentation in relation to the Savings Arrangement as the Board may specify from time to time).

2.4
If valid applications are received for Options over a number of Shares in excess of that which the Board has determined to make available on a particular occasion, the Board may scale down applications, in such manner as it may consider appropriate, provided that such scaling down shall not affect prospective Option Holders more or less favourably than if such scaling down were made pursuant to the terms of the Plan.

3.	Scheme Limits

3.1
No individual may be invited to apply for, or may be granted, an Option over such number of Shares that the granting of such Option and the entry into the related Savings Arrangement would result in the infringement of Rule 3.2.

3.2
No Eligible Employee rnay be granted an Option if his monthly contributions under the related Savings Arrangement, when added to the sum of his monthly contributions under any other subsisting Sharesave Scheme (in each case, where expressed in a Nominated Currency, converted into US dollars by reference to the USD/Nominated Currency FX Rate where), would exceed the US dollar equivalent of £500 or such greater amount as is for the time being permitted by the Board under the Plan.

4.	Terms of Savings Arrangements and Options

4.1
The Monthly Contribution under an Eligible Employee's Savings Arrangement shall be subject to the limits in Rule 3.2 and to the provisions of Rule 4.4. An Eligible Employee may elect to save in either US dollars, or (at the discretion of the Board) in an equivalent amount in any Nominated Currency. Where savings are to be made in a Nominated Currency, the Monthly Contribution shall be an amount equivalent to the USD Reference Monthly Contribution specified in the application for the Option and calculated by reference to the USD/Nominated Currency FX Rate.

4.2	The Monthly Contribution shall, unless the Board agrees to a different method for saving or collection, be saved by the Option Holder from his net pay.

4.3
If an Option Holder misses more than six Monthly Contributions under the Savings Arrangement, the Option may lapse. If an Option Holder withdraws monies from his Savings Arrangement other than with a view to exercise of a related Option, that Option may lapse.

4.4
If applications are scaled down under Rule 2.4 on any occasion, the Monthly Contributions under Savings Arrangements which Eligible Employees have specified in their applications shall, where necessary, be scaled down as appropriate. The resulting Monthly Contribution shall not be less than the Minimum Monthly Contribution.

4.5	The Savings Arrangement shall be personal to the Eligible Employee and, regardless of the terms of the Option, any savings arising under it shall be the property of the Eligible Employee concerned.

4.6
Where the Monthly Contribution is paid in a Nominated Currency the Board may on one or more occasions during the course of the Savings Arrangement, alter the exchange rate fixed at the Invitation Date to take account of general currency movements and may permit the Nominated Currency amount of the Monthly Contribution to be altered so that, calculated by reference to such new exchange rate, it is equivalent to the USD Reference Monthly Contribution.

4.7
Subject to Rule 5, unless the provisions in Rule 2.4 apply, an Option shall be granted to an Eligible Employee over such number of Shares (N) as is calculated according to the following formula and any fraction of a Share shall be rounded down to the nearest whole Share:

N = (MCxY)
EP
MC represents the Monthly Contribution which the Eligible Employee has elected to save under his Savings Arrangement expressed in US dollars or (where applicable) as the USD Reference Monthly Contribution;
Y represents such number of months as the Board may determine prior to the relevant Invitation Date; and
EP represents the Exercise Price.

4.8	Time for exercise of Options and lapse of Options

(a)	Save as otherwise provided, an Option may only be exercised within 6 months (or such shorter period as the Board may specify) after the Maturity Date relating to it (the “Exercise Period”)

(b)	If an Option Holder dies:

(i)
before the relevant Maturity Date, the personal representatives of the Option Holder may exercise any Option then held by the Option Holder within twelve months after the date of death, but not otherwise;

(ii)
after the relevant Maturity Date but before the expiry of the Exercise Period, the personal representatives of the Option Holder may exercise any Option then held by the Option Holder within twelve months after the relevant Maturity Date, but not otherwise.

(c)	An Option shall lapse upon the Option Holder ceasing to be an Eligible Employee except where his so ceasing is by reason of:

(i)	injury or disability;

(ii)	redundancy within the meaning of the UK Employment Rights Act 1996 (or pursuant to applicable law in the jurisdiction in which the relevant Option Holder is employed);

(iii)	retirement;

(iv)
a relevant transfer within the meaning of the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (or pursuant applicable law in the jurisdiction in which the relevant Option Holder is employed);

(v)
the office or employment of the option Holder being with a company over which the company ceases to have control or relating to a business which is transferred to a person who is neither an associated company (within the meaning of Section 1.87 of the UK Taxes Act) of the Company nor a company over which the Company has Control; or

(vi)	any other reason at the discretion of the Board,
in any of which circumstances the Option may be exercised at any time during a period of up to six months from the date on which he so ceases to be an Eligible Employee notwithstanding that the Maturity Date shall not have occurred.

(d)
An Option Holder who ceases to hold scheme-related Employment for any reason other than one listed in Rule 4.8(c) may exercise an Option granted more than three years before the date on which scheme-related Employment ceased at any time in the period ending on the earliest to occur of:

(i)	the date falling six months after the date on which the scheme-related Employment ceased; and

(ii)	the date falling six months after the Maturity Date.

4.9	An Option Holder will not be treated as ceasing to hold scheme-related Employment until that Option Holder ceases to hold any office or employment with:

(a)	the Company;

(b)	any Participating Company or other company that is controlled by the Company; or

(c)	any company that:

(i)	controls the Company; or

(ii)	is controlled by a person or persons who also control the Company.

(d)	In this Rule, "control" has the meaning given in section 450 to 451 of the UK Corporation Tax Act 2010 and not the meaning given to "Control" in rule 1.1 of the Plan.

4.10
Subject to Rule 5, if an Option becomes exercisable under any provision of the International Sub-Plan before the Maturity Date it shall be exercisable only over such number of Shares (S) as is calculated according to the following formula and any fraction of a Share shall be rounded down to the nearest whole Share:

S = MC
EP
Where:
MC represents the aggregate Monthly Contributions expressed in US dollars or (where applicable) as the USD Reference Monthly Contribution, in each case which can be accepted under the terms of the Option Holder's Savings Arrangement prior to the date the Option is exercised; and
EP represents the Exercise Price.

4.11	An Option shall lapse immediately after it is first exercised notwithstanding that it shall not have been exercised in respect of the maximum number of Shares over which the Option was granted.

4.12	If the actual proceeds of the Savings Arrangement exceed the amount payable on exercise of the Option, the excess savings shall be retained by, or returned to, the Option Holder (as applicable).

4.13
The Board may make such provision for and take such action as it may reasonably consider to be necessary or expedient for the withholding or payment of any Taxation for which it is liable to account where such Taxation arises.

5.	Settlement of exercised Options

5.1	This Rule 5 shall apply to any Option at the Board’s discretion, which discretion may be exercised in respect of an Option at any time prior to exercise of that Option by the relevant Option Holder.

5.2
An Option Holder holding an Option to which this Rule 5 applies shall, notwithstanding any other rule of this International Sub-Plan or any provision of the applicable Savings Arrangement, not be required to pay any amount in satisfaction of the Exercise Price that would otherwise be due on exercise of his Option and shall be entitled to retain or have returned to him (as applicable) the proceeds of his Savings Arrangement. On exercise of any such Option, the Option Holder’s rights under this International Sub-Plan may be satisfied, at the Board’s discretion, by:

(a)
delivery of the number of Shares to which the Option Holder would otherwise be entitled if this Rule 5 did not apply (calculated by reference to Rule 4.7 or Rule 4.10, as applicable) (the “Gross Share Number”) to the Nominee, and the subsequent receipt by the relevant Option Holder of a cash amount equal to the value realised by the Nominee on the sale of the Gross Share Number, less an amount equal to that Option Holder’s Option Costs (which amount the Nominee shall provide to the Company); or

(b)
delivery of the Gross Share Number to the Nominee, and the subsequent receipt by the relevant Option Holder of: (i) a number of Shares equal to the Gross Share Number less such number of Shares as have been sold by the Nominee to realise sufficient funds to satisfy that Option Holder’s Option Costs (the “Costs Shares”); and (ii) a cash amount equal to any surplus cash held by the Nominee in respect of that Option Holder following the sale of the Costs Shares, having accounted to the Company for that Option Holder’s Option Costs; or

(c)	receipt by the Option Holder of a cash amount equal to the Market Value of the Gross Share Number less an amount equal to that Option Holder’s Option Costs.

6.	Administration and amendment

6.1	The Board shall direct the administration of the International Sub-Plan.

6.2	The Board may amend the International Sub-Plan from time to time.

6.3	The cost of establishing and operating the International Sub-Plan will be borne by the Participating Companies in proportions determined by the Board.

6.4	The Company must ensure that, in order to satisfy the exercise of all Options, at all times:

(a)	it has sufficient unissued or treasury Shares available; or

(b)	arrangements are in place for any third party to transfer issued Shares, to satisfy the exercise of all the Options.

6.5	Any decision under the International Sub-Plan, and whether to consider making such a decision, shall be entirely at the discretion of the Board.

6.6	The Board will determine any question of interpretation and settle any dispute arising under the International Sub-Plan. In such matters the Board's decision will be final.

6.7	In making any decision or determination, or exercising any discretion under these Rules or the rules of the Plan, the Board shall act fairly and reasonably and in good faith.

6.8	The Company has no obligation to notify any Option Holder:

(a)	if an Option is due to lapse; or

(b)	when an Option is due to, or has, become exercisable.

6.9	The Company has no obligation to provide Option Holders with copies of any materials sent to the holders of Shares.

7.	Governing law
The International Sub-Plan and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

8.	Jurisdiction

8.1
Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with the International Sub-Plan or its subject matter or formation (including non-contractual disputes or claims).

8.2
Each party irrevocably consents to any process in any legal action or proceedings under Rule 8.1 above being served on it in accordance with the provisions of the International Sub-Plan relating to service of notices. Nothing contained in the International Sub-Plan shall affect the right to serve process in any other manner permitted by law.

9.	Data privacy

9.1
As a condition for receiving an Option, each Option Holder acknowledges that the Company and any Eligible Company and any Associated Company may collect, use and transfer, in electronic or other form, personal data as described in this section among the Company and any Eligible Company and any Associated Company exclusively for implementing, administering and managing the Option Holder’s participation in the International Sub-Plan. The Company (as above) may hold certain personal information about an Option Holder, including the Option Holder’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or (as above); and Option details, to implement, manage and administer the International Sub-Plan and Options (the “Data”). The Company (as above) may transfer the Data amongst themselves as necessary to implement, administer and manage an Option Holder’s participation in the International Sub-Plan, and the Company (as above) may transfer the Data to third parties assisting the Company with International Sub-Plan implementation, administration and management. These recipients may be located in the Option Holder’s country, or elsewhere, and the Option Holder’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Option, each Option Holder acknowledges that such recipients may receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Option Holder’s participation in the International Sub-Plan, including any required Data transfer to a broker or other third party with whom the Company or the Option Holder may elect to deposit any Shares. The Data related to an Option Holder will be held only as long as necessary to implement, administer, and manage the Option Holder’s participation in the International Sub-Plan. An Option Holder may, at any time, view the Data that the Company holds regarding such Option Holder, request additional information about the storage and processing of the Data regarding such Option Holder and recommend any necessary corrections to the Data regarding the Option Holder in writing, without cost, by contacting the local human resources representative.

9.2
For the purpose of operating the International Sub-Plan in the European Union (and in any other jurisdiction in which a data privacy notice is in force), the Company will collect and process information relating to Eligible Employees and Option Holders in accordance with the privacy notice which is provided to each Eligible Employee and Option Holder.

2
4393415 v4